UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Rubicon Minerals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

780911103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	780911103

1.	NAMES OF REPORTING PERSONS Wellington Management Group LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	24,724,411
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	25,020,571
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,020,571
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.70%
12.	TYPE OF REPORTING PERSON IA*
*On Effective January 1, 2015, Wellington Management Company, LLP, a registered investment advisor, changed its name to Wellington Management Group LLP (“Wellington Management Group”) and transferred its United Stated advisory business to Wellington Management Company LLP, a Delaware limited liability partnership. On that date, Wellington Management Company LLP registered as an investment adviser with the SEC by succeeding to Wellington Management Group’s SEC registration (No. 801-15908).

Item 1.
	(a)	Name of Issuer Rubicon Minerals Corporation
	(b)	Address of Issuer's Principal Executive Offices 44 Victoria Street Suite 400 Toronto, Ontario M5C 1Y2
Item 2.
	(a)	Name of Person Filing Wellington Management Group LLP
	(b)	Address of Principal Business Office or, if None, Residence c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210
	(c)	Citizenship Massachusetts
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 780911103
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
25,020,571
	(b)	Percent of Class:
6.70%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	0
		(ii)	shared power to vote or to direct the vote	24,724,411
		(iii)	sole power to dispose or to direct the disposition of	0
		(iv)	shared power to dispose or to direct the disposition of	25,020,571
Item 5.	Ownership of Five Percent or Less of Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The securities as to which this Schedule is filed are owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP, formerly known as Wellington Management Company, LLP, which was an investment adviser to these clients as of December 31, 2014. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Wellington Management Group LLP
By: /s/ Steven M. Hoffman
Name: Steven M. Hoffman
Title: Authorized Person
Date: February 12, 2015